Mail Stop 3010

September 1, 2009

VIA U.S. MAIL AND FAX (904) 634-3428

Mr. Martin E. Stein
Chief Executive Officer
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 000-24763**

Dear Mr. Stein:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief